UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                            MECKLERMEDIA CORPORATION
                                (Name of Issuer)

                     COMMON STOCK (PAR VALUE $.01 PER SHARE)
                         (Title of Class of Securities)

                                   584007 10 8
                                 (CUSIP Number)

                                  MAY 15, 1998
             (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        |_|    Rule 13d-1(b)
        |X|    Rule 13d-1(c)
        |_|    Rule 13d-1(d)


--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 584007 10 8               SCHEDULE 13G                     PAGE 2 OF 5
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         Marion Jack Rickard, Jr.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

     NUMBER OF        5     SOLE VOTING POWER
       SHARES                 750,000
    BENEFICIALLY
      OWNED BY        6     SHARED VOTING POWER
        EACH
     REPORTING        7     SOLE DISPOSITIVE POWER
       PERSON
        WITH          8     SHARED DISPOSITIVE POWER
                              750,000

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         750,000

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
         (See Instructions)

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.2%

  12   TYPE OF REPORTING PERSON (See Instructions)
         IN

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CUSIP NO. 584007 10 8               SCHEDULE 13G                     PAGE 2 OF 5
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Item 1.

        (a)    Name of Issuer: MECKLERMEDIA CORPORATION

        (b)    Address of Issuer's Principal Executive Offices:

               20 KETCHUM STREET
               WESTPORT, CONNECTICUT 06880

Item 2.

        (a)    Name of Person Filing: MARION JACK RICKARD, JR.

        (b)    Address of Principal Business Office or, if none, Residence:

               14322 West Belleview Avenue
               Morrison, Colorado 80465

        (c)    Citizenship: UNITED STATES

        (d)    Title of Class of Securities: COMMON STOCK (PAR VALUE $.01 PER
               SHARE)

        (e)    CUSIP Number: 584007 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a)    |_|  Broker or dealer registered under Section 15 of the
                    Exchange Act.

        (b)    |_|  Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)    |_|  Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

        (d)    |_|  Investment company registered under Section 8 of the
                    Investment Company Act.

        (e)    |_|  An investment adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E);

        (f)    |_|  An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

        (g)    |_|  A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G);

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CUSIP NO. 584007 10 8               SCHEDULE 13G                     PAGE 2 OF 5
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        (h)    |_|  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

        (i)    |_|  A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment Company Act;

        (j)    |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.
        |X|

Item 4.        Ownership

        (a)    Amount Beneficially Owned: 750,000 SHARES

        (b)    Percent of Class: 8.2%

        (c)    Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote: 750,000

               (ii)   Shared power to vote or to direct the vote:

               (iii)  Sole power to dispose or to direct the disposition of:

               (iv)   Shared power to dispose or to direct the disposition of:
                      750,000

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
               securities, check the following.   |_|

               INSTRUCTION: Dissolution of a group requires a response to this item.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company: N/A

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CUSIP NO. 584007 10 8               SCHEDULE 13G                     PAGE 2 OF 5
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Item 8.        Identification and Classification of Members of the Group: N/A

Item 9.        Notice of Dissolution of Group: N/A

Item 10.       Certification:


                                    SIGNATURE

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: June 30, 1998.



                                     /S/ MARION JACK RICKARD, JR.
                                    ________________________________
                                    Marion Jack Rickard, Jr.
                                    ATTENTION:  INTENTIONAL MISSTATEMENTS OR
                                    OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL
                                    VIOLATIONS (SEE 18 U.S.C 1001)